SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “Smart launches FREE mobile Internet for prepaid subscribers” as released by our wholly-owned subsidiary, Smart Communications, Inc.”

Exhibit 1

September 26, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Smart launches FREE mobile Internet for prepaid subscribers” as released by our wholly-owned subsidiary, Smart Communications, Inc.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

September 26, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “Smart launches FREE mobile Internet for prepaid subscribers” as released by our wholly-owned subsidiary, Smart Communications, Inc.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,927 As of August 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	September 26, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a press release entitled “Smart launches FREE mobile Internet for prepaid subscribers” as released by our wholly-owned subsidiary, Smart Communications, Inc.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

September 26, 2014

PRESS RELEASE

Smart launches FREE mobile Internet for prepaid subscribers
Over 66 million Filipinos gain access to the Internet

26 September 2014 — In an unprecedented move, wireless services leader Smart Communications, Inc. (Smart) together with Talk ‘N Text and Sun Cellular today announced that they will start providing free Internet access to its prepaid subscriber base via their mobile phones.

Through this special offer, all of the 66 million Smart Prepaid, Talk ‘N Text, and Sun Cellular Prepaid subscribers can use their data-enabled cellphones to browse through and post on their Facebook, Twitter and Instagram accounts, visit their favorites websites, search on Google and Wikipedia, use navigation tools like Waze and Google Maps, book a cab or limo service via Easy Taxi and Uber, or use traffic info sites such as the MMDA’s and InterAksyon’s.

They can also send and receive emails, read their favorite blogs or update their own blogs, listen to songs via Smart’s Spinnr music service, shop via online stores like Zalora, Lazada, book their travel details through sites like Skyscanner and Expedia, among other things – all without incurring data charges.

Subscribers can access the internet either through data-capable feature phones or smartphones running on Android, iOS and Windows operating systems. This special offer will be available initially until November 30, 2014.

“We are launching this initiative to provide a much larger number of Filipinos the opportunity to try out and experience the Internet, enjoy its benefits and, as we at Smart like to say, live more,” said Manuel V. Pangilinan, chairman of Smart and its parent company PLDT.

“This special offer is specifically designed to assist our prepaid subscribers who make up the bulk of our population. Many of them already have the mobile devices capable of accessing the internet but have yet to use them to go online. In this way, Smart can effectively promote digital inclusion and spread the benefits of the Internet in the fastest and most effective way possible,” he added.

Unrivaled network

Smart’s free mobile Internet offer follows the telco leader’s recent announcement that it has stepped up the deployment of its mobile internet network, to meet the growing demand for mobile data services.

Smart recently reported a 73% hike in mobile data traffic, as smartphone prices continue to fall and innovative services like SmartNet and PisoNet allow more and more Filipinos to gain access to the Internet via their mobile phones.

“The strength and resiliency of our mobile data infrastructure enable us to make this special free internet offer available to our prepaid subscribers. Moreover, we continue to expand the reach of our network so that we can bring the internet to more communities all over the country,” said Napoleon L. Nazareno, president and CEO of Smart and PLDT.

The PLDT Group has thus far rolled out about 90,000 kilometers of fiber optic cables all over the country which provides the transmission facilities needed to support internet services. It has also the most extensive international cable systems needed to connect the Philippines to the rest of the world.

Internet for All

“This special offer is in line with our advocacy of ‘Internet for All’,” said Orlando B. Vea, Smart’s chief wireless advisor.

“It complements the affordable mobile Internet packages that Smart has been introducing over the past year. Among the latest of such innovations are PowerApp and the PisoNet service which provides 10 minutes of mobile internet access for one peso,” he explained.

To avail of the free mobile internet offer, Smart, Talk N Text and Sun Cellular subscribers must have an available airtime balance of at least one peso, or is subscribed to any load bucket or promo. They must register each day, by simply sending “FREE” to the number “9999.” Registration is free. They will receive an SMS confirmation upon successful registration.

Once registered, subscribers can enjoy a free data volume package of up to 30MB per day. Data charges will however apply to peer-to-peer uploads and downloads, videos, VOIP and messaging. [END]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 26, 2014